Exhibit 99.1

Nano Dimension (“NANO”) Reiterates that Shareholder Meeting Called by Murchinson Ltd. is Illegal & Invalid. Urges Shareholders to:

●	Ignore Bistricer/Murchinson Ltd.’s Misinformation Campaign

●	Disregard Murchinson/Bistricer Proxy Voting Materials

●	No Shareholder Action Is Required at This Time

●	Company Will Inform Shareholders If and When a Valid and Duly Called Shareholder Meeting Will be Held.

NANO filed a lawsuit seeking a declaratory judgment that the Bistricer/Murchinson’s meeting is illegal and seeking $10 million damages in relation to their illegal and bad faith actions.

Waltham, Mass, March 07, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today reiterated that the shareholder meeting called by Bistricer/Murchinson Ltd. (“Bistricer/Murchinson”) is invalid.

The Company also issued the following statement in response to the campaign of misinformation from Murchinson in its invalid pursuit of a shareholder vote: “Nano’s Board and management team remain wholly focused on executing on our mission and on delivering value for shareholders. Our current strategy has driven results, including 1,000% growth in annual revenues within a two-year period, while preserving over $1 billion in cash on the balance sheet to fund future growth. We have also recently initiated a $100 million share repurchase program and are relentlessly focused on executing our proven strategy to accelerate the growth of our business, leverage our unique market position and seize organic and inorganic opportunities to drive meaningful shareholder value creation.  We are determined to protect our Company and shareholders from Murchinson’s continued campaign of false and misleading information.”

As previously announced on January 30th, 2023, and February 23rd, 2023, the notice of a special general meeting of the Company’s shareholders issued by Murchinson failed to comply with requirements under applicable law. Accordingly, the meeting is invalid. The Nano Dimension Board of Directors urges shareholders to take NO ACTION AND DISREGARD ANY MATERIALS OR WHITE PROXY CARDS THEY MAY RECEIVE.

The Nano Dimension Board of Directors and management team are committed to continuing to act in the best interest of the Company and all of its shareholders and in accordance with the applicable laws and regulations, as well as with the Company’s articles of association.

AT THIS TIME, NO ACTION BY NANO DIMENSION SHAREHOLDERS IS REQUIRED. Only Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held, and the Company will provide materials describing important facts to consider in your election of Directors or any other matters being voted upon at that time.

IF YOU HAVE ANY QUESTIONS, PLEASE CALL OUR PROXY SOLICITOR, INNISFREE M&A INCORPORATED, TOLL-FREE AT (888) 750-9498.

Lazard Frères & Co., LLC is acting as Nano Dimension’s financial advisor, and Sullivan & Worcester LLP is serving as legal advisor.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its mission and proven strategy to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities to drive meaningful shareholder value creation, or when it discusses protecting the Company and shareholders from Murchinson’s continued campaign of false and misleading information. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Investor Relations Contact
ir@nano-di.com

Media Contact

FGS Global

Bryan Locke / Kal Goldberg / Kelsey Markovich

NanoDimension@fgsglobal.com